October 13, 2010
By EDGAR Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: J. Nolan McWilliams

Re:	Panera Bread Company Form 10-K for the fiscal year ended December 29, 2009 Filed March 1, 2010 File No. 000-19253
Ladies and Gentlemen:
On behalf of Panera Bread Company (the “Company”), I am writing in response to comments contained in the letter dated September 20, 2010 (the “Letter”) from Justin Dobbie of the Staff (the “Staff”) of the Securities and Exchange Commission to Ronald M. Shaich, the Company’s Executive Chairman. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Schedule 14A
Compensation, Discussion and Analysis, page 19

1.	We note your response to our prior comment 2 and reissue. Please provide us with additional detailed analysis of how disclosure of the specific company-wide metrics would result in competitive harm to you. In your response, please identify each target that comprises the annual incentive bonus and provide your analysis of how disclosure of each of the performance targets might be expected to affect the particular business decisions of your competitors, and in so doing, place you at a competitive disadvantage. We may have further comment upon review of your response.

	Response:	The Company acknowledges the Staff’s comment. In future proxy statements and other applicable filings, the Company will identify and quantify the performance targets used to set its annual incentive bonus for the preceding year, subject to the Company’s determination that such disclosure would not result in competitive harm. The Company will include the following disclosure regarding its annual incentive bonus: (i) the measures that comprise the annual incentive bonus, (ii) the relative weighting of each component, (iii) the threshold, target and maximum payout for each measure and (iv) the actual achievement during the performance period.

United States Securities and Exchange Commission
October 13, 2010

2.	We note your response to our prior comment 3 and reissue in part. Please confirm that in future filings you will disclose the substance of your response to our comment.

	Response:	The Company acknowledges the Staff’s comment. In future proxy statements and other applicable filings, the Company will disclose with meaningful specificity how difficult the performance expectations for the Company’s annual incentive bonus targets are to achieve.
If you require additional information, please telephone me at (314) 984-4920 or David Westenberg of WilmerHale, the Company’s outside counsel, at (617) 526-6626.
Very truly yours,
/s/ Jeffrey W. Kip
Jeffrey W. Kip
cc: David Westenberg, WilmerHale